UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 07 May 2013
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X       Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes            No X

Harmony Gold Mining Company Ltd
Incorporated in the Republic of South Africa
Registration number: 1950/038232/06
JSE Share code: HAR
NYSE Share code: HMY
ISIN: ZAE000015228
DEALINGS IN SECURITIES BY A DIRECTOR
Name of director: K Dicks
Company:
Harmony Gold Mining
Company Limited
Nature of transaction:
On market purchase of
ordinary shares
Date:                                                                               6 May 2013
Class of Securities: Ordinary Shares
Purchase price per share: R 39.41
Ordinary shares purchased: 7 500
Total Value of purchase R 295 557.07
Nature and extent of
directors interest:
Direct beneficial
Prior clearance was obtained in respect of the above
dealing by the director.
For more details contact:
For more details contact:
Henrika Basterfield
On +27 (0)82 759 1775
Johannesburg, South Africa
7 May 2013
Sponsor:
J P Morgan Equities Limited

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: May 7, 2013
Harmony Gold Mining Company Limited
By:    /s/ Frank Abbott
Name: Frank Abbott
Title: Financial Director